

THIRD QUARTER 2025

October 2025

Nasdaq: LNKB
ir.linkbancorp.com

IMPORTANT INFORMATION / DISCLAIMERS



LINKBANCORP, Inc. (Nasdaq: LNKB) ("LINKBANCORP" or the "Company") is the parent company of LINKBANK (the "Bank").

On March 31, 2025, the Bank successfully completed the sale of its banking operations and branches in New Jersey, including related loans and deposits (the "Branch Sale"). The transaction involved the transfer of three branch locations, $87 million of deposits, and $105 million in loans. Under the terms of the purchase and assumption agreement, deposits were sold at a 7% premium and loans were sold at par, resulting in an after-tax gain, net of transaction costs, of $8.7 million.

Financial data for the most recent quarter ("MRQ") and last twelve months ("LTM") is for periods ended September 30, 2025.

Market-pricing data is as of October 24, 2025 (Source: S&P Capital IQ Pro).

Forward looking statements:

This presentation may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of current or historical fact and involve substantial risks and uncertainties. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions can be used to identify forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements include, but are not limited to the following: costs or difficulties associated with newly developed or acquired operations; changes in general economic trends, including inflation, tariffs and changes in interest rates; increased competition; changes in consumer demand for financial services; our ability to control costs and expenses; adverse developments in borrower industries and, in particular, declines in real estate values; changes in and compliance with federal and state laws that regulate our business and capital levels; our ability to raise capital as needed; and the effects of any cybersecurity breaches. The Company does not undertake, and specifically disclaims, any obligation to publicly revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law. Accordingly, you should not place undue reliance on forward-looking statements.

Disclosures regarding non-GAAP financial information:

To the extent that supplemental Company or Bank financial metrics presented herein are not financial measures under generally accepted accounting principles ("GAAP"), these non-GAAP metrics will be reconciled with comparable GAAP measures in the appendix to this presentation. Management may use non-GAAP measures in the analysis of the performance of the Company or the Bank, and they should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP.

MID-ATLANTIC GROWTH FRANCHISE



LINKBANCORP INC.

LINKBANK is a premier Mid-Atlantic community bank, serving clients throughout central and southeast Pennsylvania, Maryland, Delaware and Virginia.

- **Organized in 2018** with acquisition and recapitalization of distressed Stonebridge Bank
- **High quality** talent, strong culture & **relationship-oriented** business model
- **Core focus** on organic growth and improving profitability through **operating leverage**

M&A HISTORY

ACQUIROR BANK	TARGET BANKS	TRANSACTION ANNOUNCE DATE	TRANSACTION CLOSE DATE	TARGET TOTAL ASSETS AT ANNOUNCE
1. LINKBANCORP	Stonebridge Bank	6/26/2018	10/5/2018	$58 M
2. LINKBANCORP	The Gratz Bank	12/10/2020	9/18/2021	$437 M
3. LINKBANCORP	Virginia Partners Bank; Maryland Partners Bank (A Division of Virginia Partners Bank); The Bank Of Delmarva	2/22/2023	11/30/2023	$1.6 B

LNKB FINANCIAL HIGHLIGHTS[1]			
Total Assets	$3.12 B	Market Capitalization	$262.1 M
Total Loans	$2.46 B	Dividend Yield	4.29%
Total Deposits	$2.67 B	Insider Ownership	31.4%
ROA (MRQ, annualized)	1.04%		
ROE (MRQ, annualized)	10.33%		
ROTCE[2] (MRQ, annualized)	13.85%		



NORTHERN REGION
CAPITAL REGION
DELAWARE VALLEY REGION
Harrisburg
Philadelphia
LANCASTER REGION
Baltimore
NORTHERN VIRGINIA REGION
CENTRAL REGION
DELMARVA REGION
Washington D.C.
FREDERICKSBURG REGION

1 Company data as of most recent quarter 9/30/25 ("MRQ") end and market data as of October 24, 2025.
2 Refer to appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measures





SEASONED EXECUTIVE TEAM

20+ YEAR HISTORY OF WORKING TOGETHER IN THE MID ATLANTIC REGION

LINKBANCORP INC.

ANDREW SAMUEL - *CEO | LINKBANCORP & LINKBANK*

- Long track record of industry success
- Been involved in M&A of more than 10 companies with aggregate deal value surpassing $1.5 billion
- Successfully transitioned private community banks to public companies on NASDAQ
- Demonstrated track record of value creation: Waypoint Financial (PA), Tower Bancorp (PA), Sunshine Bancorp (FL)



DEE BONORA - *Chief Operations and Technology Officer | LINKBANCORP*

- Strong background in bank operations, data management and systems architecture
- Record of value creation through efficiencies, bringing a wealth of technology and software engineering experience
- 30 years of technology experience in highly regulated industries also includes Orrstown Bank and Rite Aid Corp



CARL LUNDBLAD - *President | LINKBANCORP*

- 28 years of banking, legal and other executive experience
- Extensive bank executive experience overseeing M&A, strategy development, regulatory and governance matters
- Strong transaction and value creation history, overseeing sales of Tower Bancorp and Susquehanna Bancshares



KRISTOFER PAUL - *CFO | LINKBANCORP*

- 22 years of banking and financial services industry experience
- Oversaw financial reporting and accounting of various public companies, including Hersha Hospitality Trust and Tower Bancorp
- Involved in transactions totaling over $800M



BRENT SMITH - *President | LINKBANK*

- Consistent leader in growth initiatives with 20 years of banking experience
- Been involved in 10+ M&A transactions with an aggregate deal value of nearly $1 billion
- Led on transformational acquisitions, private placements, debt issuances and branch acquisitions



CATE EISEL - *Chief Risk Officer | LINKBANK*

- Over 10 years of risk management experience
- Served in a variety of roles with the FDIC including financial institution examiner, senior bank examination training specialist and supervisory training administrator



TIFFANIE HORTON - *Chief Credit Officer | LINKBANCORP*

- 21 years of bank credit administration and portfolio management experience also includes Susquehanna Bank, Sovereign Bank, and Waypoint Financial
- Experience in development and maintenance of commercial loan portfolios for more than 6 M&A transactions
- Named to Next 2021: Most Powerful Women in Banking by American Banker magazine

OUR KEY ACCOMPLISHMENTS





GROWTH IN TOTAL ASSETS ($ IN MILLIONS)

$234 — 2018 - 2019
$424 — 2020
$933 — 2021
$1,164 — 2022
$2,669 — 2023
$2,879 — 2024
$3,123 — YTD 2025[1]

GNBF merger

PTRS merger

2018
Closed acquisition of Stonebridge Bank - Total assets were $83.7 million

JAN 2019
Completed $45.5 million common stock private placement

FALL 2020
Raised $5.0 million common stock private placement and issued $20.0 million in subordinated debt

DEC 2020
Crossed over $400 million in total assets

2020 YEAR END
Announced our strategic merger with GNBF

SEPT 2021
Completed merger with GNBF

2021 YEAR END
Total assets at Dec 31, 2021 were $932.8 million and the Company achieved $788,000 in quarterly net income

JAN 2022
Hired Regional Presidents for the York/Lancaster & Delaware Valley Regions

APRIL 2022
Completed a $20.0 million sub debt capital raise

SEPT 2022
Completed Initial Public Offering, raising net proceeds of $34.7 million

FEB 2023
Announced transformational merger with PTRS

FEB 2023
Raised $10.0 million common stock private placement

NOV 2023
Completed merger with PTRS

MAY 2024
Announced sale of New Jersey operations

JUNE 2024
Consolidated 3 Client Solutions Centers

2024 YEAR END
Achieved $26.2 million in annual net income and a return on assets of 0.94%

March 2025
Completed sale of New Jersey operations resulting in an after tax, net of transaction fees, gain of $8.7 million

September 2025
Crossed over $3 billion in total assets

[1] Measured as of September 30, 2025

5

DIFFERENTIATED BRAND & CULTURE



The LINKBANCORP corporate culture is a differentiating factor in the Company's demonstrated growth and ability to gain market share.

 Central to the LINKBANCORP culture and brand are the core "L-I-N-K" values, which support the mission of positively impacting lives.

 In pursuit of the mission, LINKBANCORP:
- Invests in the development of strong future leaders for the banking industry and our communities
- Contributes to economically and socially flourishing communities
- Seeks to demonstrate the continued viability of and integral role of community banking for our economic and social development

 Our well-defined brand reflects a purpose-driven, entrepreneurial and relational organization that is highly responsive to client needs and attracts best-in-class bank professionals.

 Our focus on culture and brand supports:
- Enhanced productivity
- Lower employee turnover
- Consistent brand experience
- High customer loyalty






PASSION FOR WHAT YOU DO. — LIVE

BE TRUTHFUL AND TRUSTWORTHY. — INTEGRITY

PURSUIT OF AUTHENTIC RELATIONSHIPS. — NURTURE

SEEK TO LISTEN FIRST. — KNOWLEDGE







MARKET FOCUS: PENNSYLVANIA

LINKBANCORP INC.

NORTHERN REGION
CAPITAL REGION
DELAWARE VALLEY REGION
LANCASTER REGION
Harrisburg
Philadelphia

BRENT SMITH
Market Leader &
LINKBANK President

Joined LINKBANK at its 2018 inception. More than 15 years of Pennsylvania banking experience and two decades in the industry.

- Eight Pennsylvania client solution centers and two loan production offices to service our valued clients.
- High-growth regions, such as the Delaware Valley suburbs of Philadelphia, complement stable, diverse Central Pennsylvania communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in serving multi-generational businesses and entrepreneurs in a wide range of industries, professional services firms, health care providers, and commercial real estate owners and operators.

TOTAL DEPOSITS[1] SEPTEMBER 30, 2025



$281M 37%
$65M 9%
$184M 24%
$233M 31%
Checking - 37%
Savings - 9%
Money Market - 24%
Time Deposits - 31%

TOTAL LOANS[2] SEPTEMBER 30, 2025



$62M 6%
$198M 18%
$136M 12%
$60M 5%
$133M 12%
$167M 15%
$344M 31%
Commercial - 12%
Construction - 5%
CRE - Multifamily - 12%
CRE - Owner Occupied - 15%
CRE Non-Owner Occupied - 31%
Residential - 18%
Other - 6%

Market includes the following counties: Cumberland, Dauphin, Schuylkill, Chester, Lancaster, Northumberland and York.

1 *Does not include brokered deposits or professional services deposits.*

2 *Does not include purchase accounting.*

MARKET FOCUS: MARYLAND & DELAWARE







JOHN BREDA
Maryland & Delaware Market CEO

Joined LINKBANK through merger with Partners, where he served as President & CEO, including its subsidiary The Bank of Delmarva. More than 30 years of Maryland and Delaware banking experience and 39 years of industry experience.

- Twelve Maryland and Delaware client solution centers and one loan production office.
- High-growth regions, including the Central Maryland Baltimore-Washington corridor and Annapolis, complement Delmar Peninsula communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in tourism, real estate development, hospitality and small family-owned businesses.

TOTAL DEPOSITS[1]
SEPTEMBER 30, 2025



- Checking - 46%
- Savings - 9%
- Money Market - 11%
- Time Deposits - 34%

TOTAL LOANS[2]
SEPTEMBER 30, 2025



- Commercial - 7%
- Construction - 8%
- CRE - Multifamily - 8%
- CRE - Owner Occupied - 29%
- CRE Non-Owner Occupied - 31%
- Residential - 15%
- Other - 2%

Market includes the following counties: Sussex, Wicomico, Charles, Worcester, and Anne Arundel

[1] Does not include brokered deposits or professional services deposits.

[2] Does not include purchase accounting.





NORTHERN VIRGINIA REGION

FREDERICKSBURG REGION



ADAM NALLS
Virginia Market CEO

DAVID TALEBIAN
Virginia Market President

Joined LINKBANK through the merger with Partners subsidiary Virginia Partners Bank. They each have more than 15 years of Virginia banking experience and almost two decades in the industry.

- Four Virginia client solution centers
- High-growth regions, including Fairfax County and the Washington metropolitan area of Northern Virginia, complement growing, diverse Fredericksburg-area communities.
- Highly experienced middle-market commercial lending and underwriting teams manage a growing portfolio, with particular strength in government contracting, professional services, industry, medical, and technology.

TOTAL DEPOSITS[1]
SEPTEMBER 30, 2025



$131M 22%
$215M 36%
$238M 40%
$14M 2%

- Checking - 36%
- Savings - 2%
- Money Market - 40%
- Time Deposits - 22%

TOTAL LOANS[2]
SEPTEMBER 30, 2025



$4M >1%
$118M 26%
$68M 15%
$109M 24%
$26M 6%
$96M 21%
$35M 8%

- Commercial - 15%
- Construction - 6%
- CRE - Multifamily - 8%
- CRE - Owner Occupied - 21%
- CRE Non-Owner Occupied - 24%
- Residential - 26%
- Other - 1%

Market includes the following counties: Fredericksburg (City), Spotsylvania and Fairfax

[1] Does not include brokered deposits or professional services deposits.

[2] Does not include purchase accounting.

EXECUTING A BRANCH-LITE STRATEGY



EXECUTING ESTABLISHED STRATEGY TO MAINTAIN A BRANCH-LITE MODEL THAT TAKES FULL ADVANTAGE OF:

- LINKBANCORP's organic growth engine, strategically located regional Client Solutions Centers with no teller lines and 3-4 FTEs supported by innovative technology.

AT THE END OF Q3 2025, LINKBANCORP:

- Maintained 24 client solutions centers, following the opening of a full-service client solutions center in Annapolis, MD in February of 2025, enhancing growth initiatives and capabilities in Central Maryland.
- Completed the sale of New Jersey operations at the end of Q1 2025, including three branches and associated loans and deposits.

ONGOING, LINKBANCORP INTENDS TO:

- Continuously evaluate its retail operations for opportunities to leverage and optimize efficiencies while maintaining its commitment to providing exceptional service to the customers and communities it serves.
- Target average deposits per client solutions center of greater than **$120 million**.



AVERAGE DEPOSITS PER CLIENT SOLUTION CENTER
($000s at Period End)

Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Target
$88,959	$91,985	$90,405	$97,087	$99,225	$108,046	$120,000+

THIRD QUARTER 2025


LINKBANCORP INC.

3.75% Net Interest Margin	**1.04%** Return on Assets	**10.33%** Return on Equity	**13.85%** Return on Tangible Common Equity[1]	**$8.16** BVPS	**$6.15** TBVPS[1]	**$0.21** Earnings per Diluted Share

THIRD QUARTER 2025 HIGHLIGHTS[2]

- Net income equaled $7.84 million with adjusted pre-tax pre-provision net income of $11.02 million[1].

- Annualized return on assets and return on tangible common equity were 1.04% and 13.85%[1], respectively, for the third quarter.

- Tangible book value increased from $5.92[1] at June 30, 2025 to $6.15[1] at September 30, 2025 with book value per share increasing from $7.96 to $8.16, respectively.

- Total deposits were $2.67 billion at September 30, 2025 compared to $2.46 billion at June 30, 2025, representing an increase of $211.7 million. Average deposits also increased $159.4 million quarter over quarter to $2.50 billion for the quarter ended September 30, 2025.

- Total loans increased $100.4 million (16.90% annualized) over the quarter to $2.46 billion at September 30, 2025 compared to $2.36 billion at June 30, 2025.

INCOME STATEMENT

$26.4 million in net interest income

Noninterest income of $2.8 million

Net income of $7.84 million

Earnings per diluted share of $0.21

BALANCE SHEET

$3.12 billion total assets

$25.3 million allowance for credit losses on loans

Total shareholders' equity of $305.5 million

1 See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.
2 Balance Sheet comparison between September 30, 2025 and June 30, 2025 and comparisons between Q3 2025 and Q2 2025.

REVENUE & EARNINGS



THIRD QUARTER 2025

Net Interest Income	$26.4 million	Net Income	$7.84 million
Noninterest Income	$2.8 million	Diluted EPS	$0.21



ADJUSTED NET INCOME[1]
($000s)

GAAP Comparisons

	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Net Income ($000s)	7,095	7,584	15,343	7,387	7,839
Diluted EPS ($)	0.19	0.20	0.41	0.20	0.21

[1] See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.

NET INTEREST INCOME
($000s)



ADJUSTED PRE-TAX, PRE-PROVISION NET INCOME[1] ($000S)



NET INTEREST MARGIN



THIRD QUARTER 2025 HIGHLIGHTS[1]

- Net interest margin was 3.75% for the third quarter of 2025 compared to 3.80% for the second quarter of 2025. Net interest margin was impacted by strong growth in core deposits and timing on loan fundings, resulting in higher average cash for the quarter ending September 30, 2025.

- Yield on loans increased from 6.22% for second quarter of 2025 compared to 6.26% for the third quarter of 2025 while cost of deposits increased to 2.17% for the third quarter of 2025 compared to 2.14% for the second quarter of 2025.

- Interest income from purchase accounting accretion for the third quarter of 2025 was $71 thousand more than that recognized in the second quarter of 2025 and $636 thousand less than the third quarter of 2024.



COST OF DEPOSITS



NET INTEREST MARGIN

[1] Comparisons between Q3 2025 and Q2 2025



YIELD ON LOANS VS COST OF FUNDS

13

NONINTEREST INCOME



- Noninterest income was $2.8 million in the third quarter of 2025 compared to $2.9 million in the second quarter of 2025, and $2.7 million in the third quarter of 2024.

- Noninterest income for Q1 2025 included a pre-tax gain of $11.1 million from the Branch Sale.

- Decrease in other noninterest income at September 30, 2025 compared to June 30, 2025 is primarily related to a small decrease in swap fee income.

[1] Excludes the pre-tax gain of $11.1 million from the Branch Sale in Q1 2025.

NONINTEREST INCOME ($000s)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Service Charges on Deposit Accounts	1,120	1,056	1,061	1,339	1,052
Bank-owned life insurance	463	436	428	433	430
Gain on sale of loans	156	128	77	70	138
Gain on sale of branches	0	0	11,093	0	0
Other	1,066	1,313	598	752	1,060
Total noninterest income	**2,805**	**2,933**	**13,257**	**2,594**	**2,680**



NONINTEREST INCOME GROWTH ($000s)



- Noninterest expense was stable at $18.2 million in the third quarter of 2025 compared to $18.1 million in the second quarter of 2025. The incremental increase was primarily associated with an increase in health insurance costs.

- The efficiency ratio continues to decrease from 64.79% for the second quarter of 2025 to 62.25% for the third quarter of 2025.

- Disciplined expense management combined with strong asset growth led to a significant decrease in adjusted noninterest expense to average assets of 2.42% in the third quarter of 2025 compared to 2.57% in the second quarter of 2025.

NONINTEREST EXPENSE ($000s)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Salaries and employee benefits	10,513	10,252	11,156	10,147	9,855
Occupancy	1,356	1,308	1,464	1,368	1,440
Equipment and data processing	2,063	2,052	2,043	1,884	1,640
Professional fees	593	728	487	531	763
FDIC insurance	439	537	599	687	812
Intangible amortization	1,083	1,083	1,084	1,162	1,205
Merger & restructuring expenses	0	16	41	56	171
Other	2,124	2,089	2,784	2,467	2,566
Total noninterest expense	18,171	18,065	19,658	18,302	18,452



ADJUSTED NONINTEREST EXPENSE (ANNUALIZED) / AVERAGE ASSETS[1]

[1] See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.



ADJUSTED EFFICIENCY RATIO[1]

VALUABLE CORE DEPOSIT FRANCHISE



THIRD QUARTER 2025 DEPOSIT TRENDS

- 24.0% of total deposits are noninterest bearing deposits.

- Total deposits were $2.67 billion at September 30, 2025 compared to $2.46 billion at June 30, 2025. Year-to-date, total deposits have increased $329.66 million[1] or 18.75% annualized, adjusting for the impact of the Branch Sale and change in brokered deposits.

- Brokered deposits were $75.0 million at September 30, 2025 and June 30, 2025 compared to $103.6 million at December 31, 2024. The strong deposit growth has enabled the Company to fund loan growth with core deposits.

DEPOSITS
$ MILLIONS AT PERIOD END



DEPOSIT COMPOSITION
SEPTEMBER 30, 2025



[1] See Appendix for Reconciliation to Total Deposit growth adjusting for the Branch Sale and change in brokered deposits.
[2] Excludes deposits held for sale at December 31, 2024.

16



THIRD QUARTER 2025 LOAN PORTFOLIO TRENDS

- Average yield on loans of 6.26%, inclusive of purchase accounting.

- Loan growth had exceptional contribution from all core markets (PA, MD, and VA).

- Total commercial loan commitments for the third quarter of 2025 were $235.9 million with funded balances of $177.4 million.

- Average commercial loan commitment originated during the third quarter of 2025 totaled approximately $1.2 million with the average outstanding funded balance of $924 thousand.



LOAN PORTFOLIO
SEPTEMBER 30, 2025

- Construction
- C&I
- Multifamily
- Owner occupied CRE
- Non-owner occupied CRE
- Residential
- Other[1]

(1) Includes consumer, agriculture, municipal, and other.



LOANS BY MARKET[2]
SEPTEMBER 30, 2025

- Maryland & Delaware
- Pennsylvania
- Virginia

REAL ESTATE PORTFOLIO:

- Well-balance real estate portfolio with no significant concentrations.

- Total office is approximately 9% of the entire loan portfolio.
  - Approximately 82% of the office portfolio has personal guarantees.
  - Typical property types are small office buildings in non-urban markets within the Bank's footprint.

(2) Does not include purchase accounting.

ASSET QUALITY



ALLOWANCE FOR CREDIT LOSSES - LOANS



Legend: Allowance ($000s), ACLL / Total Loans

ACLL / NONPERFOMING ASSETS



Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
152.73%	153.95%	102.22%	112.68%	102.90%

NPAS & NPLS



Legend: NPLs / Total Loans, NPAs / Total Assets

NCO's ($000's)



Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
(28)	252	81	40[1]	300

[1] Charge offs at June 30, 2025 do not include the impact of a settlement of a purchase credit deteriorated loan that resulted in a net decrease to the allowance of $2.0 million, which was covered by a specific reserve established on this PCD loan at the time of acquisition.

CAPITAL MANAGEMENT AND LIQUIDITY



- Committed to a quarterly dividend of $0.075 per share of common stock through the merger with GNB Financial in 2021

- Capital ratios anticipated to increase with earnings growth trajectory

- $193.9 million cash & cash equivalents at September 30, 2025

- Total available funding of $1.44 billion at September 30, 2025

AVAILABLE SOURCES OF LIQUIDITY
($ millions, MRQ End)



Total Availability	$1,444.5
Cash & Equivalents	$193.9
Marketable Securities	$252.7
FHLB & Fed Discount Window	$734.2
Wholesale Deposit Capacity*	$191.7
Fed Funds Lines	$72.0

Wholesale deposit capacity is calculated as 10% of total deposits, less current outstanding brokered

CAPITAL RATIOS - SEPTEMBER 30, 2025



■ LNKB   ■ Well-Capitalized Regulatory Minimum

[1]See appendix for reconciliation of this non-GAAP financial measure to its comparable GAAP measure.



2025 OUTLOOK

LINKBANCORP INC.

Targeted loan growth of 9% – 11% for 2025, excluding impact of the Branch Sale

Self-funding loan growth with organic deposit growth, with a targeted loan to deposit ratio of 90% - 95%

Net Interest Margin expectation 3.80% - 3.85% for the full year 2025

Expecting 1.05% core operating ROA for full year 2025 (excluding impact of the Branch Sale)

Targeting noninterest expense to average assets of 2.50% - 2.55% for full year 2025

Assume effective tax rate of 22%

INVESTMENT RATIONALE



 Seasoned executive team, led by Andrew Samuel, has significant experience and success with building, operating and creating shareholder value in the markets of focus

 Strong funding franchise coupled with best-in-class loan growth engine implementing a branch-lite model

 Focused organic growth strategy, uniquely positioned in the attractive and coveted mid-Atlantic market (Harrisburg > Philadelphia > Baltimore > D.C. corridor)

 Nimble and innovative tech operating platform focused on modular architecture and cloud-based infrastructure

 Highly opportunistic M&A strategy with disciplined acquisition criteria

 Disciplined underwriting & robust enterprise risk management

 Strong alignment with shareholder returns – 31.4% insider ownership



THANK YOU!

CONTACT US:

NICK WEST
Director, Corporate Development

IR@linkbancorp.com | (717) 678-7935





APPENDIX

NON-GAAP RECONCILIATION



Adjusted Earnings Per Share

(Dollars in thousands, except per share data)	For the Three Months Ended			For the Nine Months Ended	
	9/30/2025	6/30/2025	9/30/2024	9/30/2025	9/30/2024
GAAP-Based Earnings Per Share, Basic	$ 0.21	$ 0.20	$ 0.19	$ 0.82	$ 0.50
GAAP-Based Earnings Per Share, Diluted	$ 0.21	$ 0.20	$ 0.19	$ 0.82	$ 0.50
Net Income	$ 7,839	$ 7,387	$ 7,095	$ 30,569	$ 18,625
Gain on sale of branches	—	—	—	(11,093)	—
Tax effect[1]	—	—	—	2,440	—
Transaction bonus accrual	—	—	—	490	—
Tax effect[1]	—	—	—	(108)	—
Board restructuring accrual	—	—	—	381	—
Tax effect[1]	—	—	—	(84)	—
Merger & restructuring expenses	—	16	171	57	858
Tax effect[1]	—	(4)	(36)	(13)	(180)
Net (gains) losses on sale of securities	—	—	—	—	(4)
Tax effect[1]	—	—	—	—	1
Adjusted Net Income (Non-GAAP)	$ 7,839	$ 7,399	$ 7,230	$ 22,639	$ 19,300
Adjusted Earnings per Share, Basic (Non-GAAP)	$ 0.21	$ 0.20	$ 0.20	$ 0.61	$ 0.52
Adjusted Earnings per Share, Diluted (Non-GAAP)	$ 0.21	$ 0.20	$ 0.19	$ 0.61	$ 0.52

(1) Tax effect was 22% for the three months ended September 30, 2025 and June 30, 2025, and nine months ended September 30, 2025, and 21% for all other periods

NON-GAAP RECONCILIATION



Adjusted Return on Average Assets

(Dollars in thousands)	For the Three Months Ended			For the Nine Months Ended	
	9/30/2025	6/30/2025	9/30/2024	9/30/2025	9/30/2024
Net income	$ 7,839	$ 7,387	$ 7,095	$ 30,569	$ 18,625
Average assets	2,983,773	2,817,241	2,812,261	2,890,218	2,764,544
Return on average assets (annualized)	**1.04%**	**1.05%**	**1.00%**	**1.41%**	**0.90%**
Net income	$ 7,839	$ 7,387	$ 7,095	30,569	18,625
Gain on sale of branches	—	—	—	(11,093)	—
Tax effect[1]	—	—	—	2,440	—
Transaction bonus accrual	—	—	—	490	—
Tax effect[1]	—	—	—	(108)	—
Board restructuring accrual	—	—	—	381	—
Tax effect[1]	—	—	—	(84)	—
Net losses on sale of securities	—	—	—	—	(4)
Tax effect[1]	—	—	—	—	1
Merger & restructuring expenses	—	16	171	57	858
Tax effect[1]	—	(4)	(36)	(13)	(180)
Adjusted Net Income (Non-GAAP)	$ 7,839	$ 7,399	$ 7,230	$ 22,639	19,300
Average assets	$ 2,983,773	$ 2,817,241	$ 2,812,261	$ 2,890,218	2,764,544
Adjusted return on average assets (annualized)	**1.04%**	**1.05%**	**1.02%**	**1.05%**	**0.93%**

(1) Tax effect was 22% for the three months ended September 30, 2025 and June 30, 2025, and nine months ended September 30, 2025, and 21% for all other periods



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Adjusted Return on Average Shareholders' Equity

	For the Three Months Ended			For the Nine Months Ended	
(Dollars in thousands)	**9/30/2025**	**6/30/2025**	**9/30/2024**	**9/30/2025**	**9/30/2024**
Net income	$ 7,839	$ 7,387	$ 7,095	$ 30,569	$ 18,625
Average shareholders' equity	301,101	295,003	273,935	293,312	270,454
Return on average shareholders' equity (annualized)	**10.33%**	**10.04%**	**10.30%**	**13.93%**	**9.20%**
Net income	$ 7,839	$ 7,387	$ 7,095	$ 30,569	$ 18,625
Gain on sale of branches	—	—	—	(11,093)	—
Tax effect(1)	—	—	—	2,440	—
Transaction bonus accrual	—	—	—	490	—
Tax effect(1)	—	—	—	(108)	—
Board restructuring accrual	—	—	—	381	—
Tax effect(1)	—	—	—	(84)	—
Merger & restructuring expenses	—	16	171	57	858
Tax effect(1)	—	(4)	(36)	(13)	(180)
Net (gains) losses on sale of securities	—	—	—	—	(4)
Tax effect(1)	—	—	—	—	1
Adjusted Net Income (Non-GAAP)	$ 7,839	$ 7,399	$ 7,230	$ 22,639	$ 19,300
Average shareholders' equity	$ 301,101	$ 295,003	$ 273,935	$ 293,312	$ 270,454
Adjusted return on average shareholders' equity (annualized) (Non-GAAP)	**10.33%**	**10.06%**	**10.50%**	**10.32%**	**9.53%**

(1) Tax effect was 22% for the three months ended September 30, 2025 and June 30, 2025, and nine months ended September 30, 2025, and 21% for all other periods



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Tangible Common Equity and Tangible Book Value

(Dollars in thousands, except per share data)	9/30/2025	6/30/2025	3/31/2025	12/31/2024	9/30/2024
Tangible Common Equity					
Total shareholders' equity	$ 305,457	$ 297,998	$ 294,066	$ 280,221	$ 277,353
Adjustments:					
Goodwill	(58,806)	(58,806)	(58,806)	(58,806)	(58,806)
Other intangible assets	(16,407)	(17,490)	(18,573)	(20,955)	(22,118)
Tangible common equity (Non-GAAP)	$ 230,244	$ 221,702	$ 216,687	$ 200,460	$ 196,429
Common shares outstanding	37,447,026	37,441,879	37,377,342	37,370,917	37,361,560
Book value per common share	**$ 8.16**	**$ 7.96**	**$ 7.87**	**$ 7.50**	**$ 7.42**
Tangible book value per common share (Non-GAAP)	**$ 6.15**	**$ 5.92**	**$ 5.80**	**$ 5.36**	**$ 5.26**
Tangible Assets					
Total assets	$ 3,123,293	$ 2,886,554	$ 2,861,489	$ 2,878,778	$ 2,879,941
Adjustments:					
Goodwill	(58,806)	(58,806)	(58,806)	(58,806)	(58,806)
Other intangible assets	(16,407)	(17,490)	(18,573)	(20,955)	(22,118)
Tangible assets (Non-GAAP)	$ 3,048,080	$ 2,810,258	$ 2,784,110	$ 2,799,017	$ 2,799,017
Tangible common equity to tangible assets (Non-GAAP)	**7.55%**	**7.89%**	**7.78%**	**7.16%**	**7.02%**



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Adjusted Efficiency Ratio

(Dollars in thousands)	For the Three Months Ended			For the Nine Months Ended	
	9/30/2025	6/30/2025	9/30/2024	9/30/2025	9/30/2024
GAAP-based efficiency ratio	**62.25%**	**64.79%**	**66.71%**	**58.13%**	**70.21%**
Net interest income	$ 26,386	$ 24,949	$ 24,981	$ 77,166	$ 74,349
Noninterest income	2,805	2,933	2,680	18,995	6,267
Less: Gain on sale of branches	—	—	—	(11,093)	—
Less: net gains (losses) on sale of securities	—	—	—	—	(4)
Adjusted revenue (Non-GAAP)	29,191	27,882	27,661	85,068	80,612
Total noninterest expense	18,171	18,065	18,452	55,894	56,601
Less: Merger & restructuring expenses	—	16	171	57	858
Less: Transaction bonus accrual	—	—	—	490	—
Less: Board restructuring accrual	—	—	—	381	—
Adjusted non-interest expense	$ 18,171	$ 18,049	$ 18,281	$ 54,966	$ 55,743
Efficiency ratio, as adjusted (Non-GAAP)	**62.25%**	**64.73%**	**66.09%**	**64.61%**	**69.15%**

NON-GAAP RECONCILIATION



Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)

(Dollars in thousands, except per share data)	For the Three Months Ended			For the Nine Months Ended	
	9/30/2025	6/30/2025	9/30/2024	9/30/2025	9/30/2024
Net Income (GAAP)	$ 7,839	$ 7,387	$ 7,095	$ 30,569	$ 18,625
Gain on sale of branches	—	—	—	(11,093)	—
Tax effect[1]	—	—	—	2,440	—
Transaction bonus accrual	—	—	—	490	—
Tax effect[1]	—	—	—	(108)	—
Board restructuring accrual	—	—	—	381	—
Tax effect[1]	—	—	—	(84)	—
Net (gains) losses on sale of securities	—	—	—	—	(4)
Tax effect[1]	—	—	—	—	1
Merger & restructuring expenses	—	16	171	57	858
Tax effect[1]	—	(4)	(36)	(13)	(180)
Adjusted Net Income (Non-GAAP)	7,839	7,399	7,230	22,639	19,300
Income tax expense	2,178	2,086	2,030	8,123	5,265
Provision for credit losses	1,003	344	84	1,575	125
Tax effect included in Adjusted Net Income	-	4	36	(2,235)	179
Adjusted Pre-tax, Pre-provision Net Income (Non-GAAP)	$ 11,020	$ 9,833	$ 9,380	$ 30,102	$ 24,869

(1) Tax effect was 22% for the three months ended September 30, 2025 and June 30, 2025, and nine months ended September 30, 2025, and 21% for all other periods



NON-GAAP RECONCILIATION

LINKBANCORP INC.

Return on Tangible Common Equity

(Dollars in thousands)	For the Three Months Ended 9/30/2025	For the Nine Months Ended 9/30/2025
Net income	$ 7,839	$ 30,569
Average shareholders' equity	301,101	293,312
Adjustments:		
Goodwill	(58,806)	(58,806)
Other intangible assets	(17,706)	(18,499)
Average tangible common equity (Non-GAAP)	$ 224,589	$ 216,007
Return on tangible common equity (annualized) (Non-GAAP)	**13.85%**	**18.92%**

31

NON-GAAP RECONCILIATION



Adjusted noninterest expense (Non-GAAP)

	For the Three Months Ended				
(Dollars in thousands, except per share data)	9/30/2025	6/30/2025	3/31/2025	12/31/2024	9/30/2024
Noninterest expense - GAAP	$ 18,171	$ 18,065	$ 19,658	$ 18,302	$ 18,452
Merger & restructuring expenses	—	16	41	56	171
Transaction bonus accrual	—	—	490	—	—
Board restructuring accrual	—	—	381	—	—
Adjusted noninterest expense (Non-GAAP)	$ 18,171	$ 18,049	$ 18,746	$ 18,246	$ 18,281



LOAN & DEPOSIT GROWTH RECONCILIATION

LINKBANCORP INC.

LINKBANCORP, Inc. and Subsidiaries
Total Deposit Growth Calculation Adjusting for Branch Sale and Change in Brokered Deposits (Unaudited)

(In Thousands)		**September 30, 2025**
Total Deposits at September 30, 2025	$	2,668,099
Less: Brokered Deposits at September 30, 2025		(75,000)
Total Core Deposits at September 30, 2025	$	2,593,099
Total Deposits at December 31, 2024	$	2,454,136
Less: Brokered Deposits at December 31, 2024		(103,615)
Total Core Deposits at December 31, 2024	$	2,350,521
Year-to-date Change in Core Deposits		242,578
Net Book Value of Deposits Sold		87,086
Quarterly Deposit Growth Excluding Branch Sale		329,664
Annualized Growth Rate		18.75%

LINKBANCORP, Inc. and Subsidiaries
Loan Growth Calculation Excluding Branch Sale (Unaudited)

(In Thousands)	**September 30, 2025**
Total Loans at September 30, 2025	$ 2,456,977
Total Loans at December 31, 2024	2,347,556
Year-to-date Change	109,421
Net Book Value of Loans Sold	97,952
Loan Growth Excluding Branch Sale	207,373
Annualized Growth Rate	11.81%